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                Filing under Rule 425
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                Filer: Burlington Northern Santa Fe Corporatino
                Companies that are subject to the filing:
                        Canadian National Railway Company
                        North American Railways, Inc.
                Registration Statement No. 333-94397

        [BNSF LOGO]                                             NEWS

Contact:  Richard Russack                                FOR IMMEDIATE RELEASE
          (817 352-6425


                         Statement From Robert D. Krebs
                      Chairman and Chief Executive Officer
                    Burlington Northern Santa Fe Corporation

Washington, D.C., March 9, 2000 - Rail customers, short lines and others testifying at the Surface Transportation Board's (STB) hearing today continued to support an STB review, without delay, of the filing of the application by Burlington Northern Santa Fe Corporation (BNSF) and Canadian National Railway Company (CN) to combine their companies, Matthew K. Rose, BNSF President and Chief Operating Officer, pointed out following the second day of a four-day hearing on the present and future structure of the railroad industry.

        . Dan O'Leary of Stupp Corporation, a steel company, said, "Costly switching of cars from one railroad to another often delays shipments to our customers. The fewer switches, the better performance. The proposed combination of BNSF and CN would allow us to expand our reach. We ask the Board to look at this case on its own merits; we believe CN and BNSF can demonstrate benefits and cost savings."

        . Roy Nott of Paneltech International, a forest products company, said, "In our world, the world of sourcing distant logs for independent small mills, end-to-end railroad connections are problematic. Every time one railroad hands one of our cars over to a competitor we have costly delays. A 'seamless' BNSF-CN rail system stretching from Alabama to Washington and up throughout Canada would give our customers many new log-buying options. The same network would also give our timber suppliers much greater market access."

        . Scott Cantonwine of Cascade Warehouse Company, a forest products company, said, "From my perspective, a strong, healthy rail industry is essential to my business and to the economic health of our country and indeed North America. Today our rail industry has fewer participants but they are large, financially strong, commercially viable businesses that can and are delivering benefits to the shippers and the public. I have every confidence the Board will agree with me that the BNSF/CN consolidation will deliver substantial public good that should be made available to shippers and the public as soon as possible. There is no need to delay the BNSF/CN application because of speculative downstream concerns."



                                   -more-
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Robert D. Krebs Statement/Page Two

        . William C. Holthoff of The Sear-Brown Group, a transportation consulting company, suggested that the Board consider the favorable environmental implications of shifting freight from highway to rail, especially for movements between the United States and Canada. "Intermodal transportation can be a cost-effective method of reducing overall Exhaust emissions. I urge the Board to consider proposed combinations based on the facts and to address environmental issues as well as service and efficiency considerations."

       Burlington Northern Santa Fe Corporation and Canadian National Railway Company announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity, and improved asset utilization.


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Through its subsidiary, The Burlington Northern and Santa Fe Railway Company,
BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America with 33,500 route miles of track covering 28 states and two Canadian provinces. CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov.
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Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the
CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.